Exhibit 99.1

Review Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Dr. Reddy’s Laboratories Limited

Results of Review of Interim Financial Statements

We have reviewed the accompanying condensed consolidated interim statement of financial position of Dr. Reddy’s Laboratories Limited and subsidiaries (the Company) as of September 30, 2020, the related condensed consolidated interim income statements and statements of comprehensive income for the three and six-month periods ended September 30, 2020 and 2019, the statements of changes in equity and cash flows for the six-month periods ended September 30, 2020 and 2019, and the related notes (collectively referred to as the “condensed consolidated interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements for them to be in conformity with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of March 31, 2020, the related consolidated income statement, statement of comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (not presented herein); and in our report dated June 15, 2020, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of March 31, 2020, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These financial statements are the responsibility of the Company's management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ Ernst & Young Associates LLP

Hyderabad, India

October 29, 2020